  Fourth Quarter Report
  Interim Financial Report

  for the fourth quarter and year ended March 31, 2003

Table of Contents

01     Report to Shareholders

03     Management's Discussion and Analysis: Fourth Quarter and Year Ending March 31, 2003

        04     Summary of Consolidated Results

        06     Civil Simulation and Training

        08     Military Simulation and Training

        09     Marine Controls

11     Consolidated Balance Sheets

12     Consolidated Statements of Earnings

12     Consolidated Statements of Retained Earnings

13     Consolidated Statements of Cash Flow

14     Notes to the Consolidated Financial Statements

CAE  /  4th quarter report 2003  /  page.01

Report to Shareholders

Fourth Quarter Results

CAE generated earnings from continuing operations of 18 cents per share in the fourth quarter to end fiscal year 2003 with earnings from continuing operations of 60 cents per share and healthy 20% overall margins. Our earnings and margins both met the publicly-stated targets outlined last October. We view our profitability and productivity levels as solid achievements in the light of unprecedented instability in the aerospace market throughout the year.

A key strategic goal of CAE has been to develop a more balanced business and market mix. Revenues in 2003 were generated almost equally from commercial and military businesses, while training revenues in all three business units grew to 40% of the total base. The trend towards greater training revenue and earnings should continue into the future.

Our ability to achieve our targets was due in part to an increased contribution from our Military and Marine units and our growing aviation training business within the Civil division. However, the 50% decline in Civil's full flight simulator sales caused earnings per share to decline from last year's record levels.

Military generated a noteworthy increase in its Q4 operating margins despite a reduced revenue performance. This reflects improved productivity, cost containment and a large percentage of maturing programs. There are signs recently that some delayed major programs will begin to move forward in 2004. We believe Military is well-positioned to win its fair share. Military is also focused on new product development in the field of simulation-based testing and modeling.

Our smallest division - Marine - was a primary source of growth for the Company, finishing the fiscal yearwith operating earnings up 35% and revenues up 40% compared to last year. A noteworthy event was the selection of Marine under the US Navy's Joint Operation and Control Electrical Network (JOCELN) program to supply the next generation electrical control system on the newest U.S. aircraft carrier, the George H. W. Bush. We believe this contract positions Marine well to retrofit other ships in the American fleet.

Civil's Q4 and full year results are not surprising in light of the turmoil in the aerospace market, particularly among major North American airlines - many of which were long-standing simulator customers. Civil ended the year with essentially a 50-50 split in its revenue base between equipment and training. During the quarter, Civil added 14 more simulators to end the year with an installed training base of 89 simulators in 20 facilities on four continents.

We believe CAE possesses two key competitive advantages in the global training marketplace: the convenient location of our training facilities around the world; and our on-line leadership through our PC-based product, CAE Simfinity™. Simfinity levers our entry into content or "wet" training (evidenced by its integration into the Airbus curriculum worldwide), opens up additional outsourcing opportunities with the major airlines and allows us to increase the scope of our offering beyond pilot training into the field of aircraft maintenance.

The way ahead still remains unclear, with the downturn in the aerospace sector far from over. What isclear is that the ultimate level of demand for our goods and services throughout 2004 will depend on thepace and timing of economic recovery in the leading industrialized nations; more specifically, the emergence of reorganized North American airlines; and the timetable of new military programs.

CAE incurred substantial debt last year to finance our transformation into the provision of integrated training services. We were able to reduce net debt at year-end below $800 million through strong cash flow and sale and leaseback transactions - this despite the cost of a 50% expansion in our global training network. An attempt to reduce debt further through the issuance of convertible debentures was unsuccessful. A top priority in fiscal 2004 is to strengthen our balance sheet further through consistent and strong financial performance.

We intend to focus on those things we can control so we achieve supply side excellence, exceed the expectation of customers, minimize costs, optimize our productivity and profitability and position ourselves to realize our full potential as recovery takes hold and demand is restored.

                                                                                        [Graph Signature]

                                                                                        D.H. Burney

                                                                                        President and Chief Executive Officer

CAE  /  4th quarter report 2003  /  page.03

Management's Discussion and Analysis

Fourth Quarter and Year Ending March 31, 2003

Management's Discussion and Analysis (MD&A) of the fourth quarter of fiscal 2003 financial results focuses on the core businesses of CAE Inc. (CAE): Civil Simulation and Training (Civil), Military Simulation and Training (Military) and Marine Controls (Marine). The growing size of Marine, which was grouped with Military in the prior year and reported as Military Simulation and Marine Controls, means it is now reported separately as a business segment. The MD&A includes a review of the operations and financial condition of each segment and should be read in conjunction with the unaudited financial statements contained on pages 11 to 20, as well as with the MD&A and the Consolidated Financial Statements and Notes included in CAE's annual report for the year ended March 31, 2002, which is available at www.cae.com or from CAE directly. All dollar amounts referred to herein are Canadian dollars.

This MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the results of operations and the financial condition of CAE. It contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions, which CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE and its subsidiaries, may ultimately prove to be incorrect.

Numerous factors could cause our results to differ materially from those in the forward-looking statements, including: the purchase and timing of delivery of new aircraft and vessels by and to civil, military and marine customers; reduced defense spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of our research and development program and our ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing our business strategy; the inability to successfully integrate our acquired businesses; and general political, economic and financial conditions in the markets in which we operate.

Summary of Consolidated Results

Continuing Operations

Earnings from Continuing Operations

Consolidated earnings from continuing operations for the quarter ended March 31, 2003, were $39.0 million or 18 cents per share compared to $41.2 million or 19 cents per share reported in the fourth quarter of fiscal 2002. The decrease is mainly attributable to a lower contribution from the Civil segment partially offset by increases in the operating earnings of Marine and Military of 9% and 8% respectively. Civil's operating earnings were impacted by the weak demand for full flight simulator (FFS) equipment and the accounting for sale and leaseback financing. Year-to-date earnings from continuing operations were $131.0 million or 60 cents per share, compared to $148.4 million or 68 cents per share for the same period last year.

Operating margins were 19% in the quarter against last year's 20%. Year-to-date operating margins of 20% were in line with CAE's stated full year expectations. The decrease is attributable to a change in business mix, more Military and Marine and less Civil, and to the lower operating margins reported by Civil for the reasons previously noted. This was partially offset by increased operating margin levels in Military.

During the year, CAE changed its pension assumptions for the return on plan assets for its defined pension plans to 6.5% from 9.0%. As a result, the Company's pension expense in the quarter increased by $2.6 million and by $5.4 million for the year.

At the beginning of this fiscal year, the amortization period for Civil simulation equipment was changed from 20 to 25 years. This change, which is a better approximation of the useful life of the simulators , is consistent with industry practices as well as the long-term financing arrangements completed to date for such assets. The change in estimated useful life reduced the amortization expense by approximately $0.9 million in quarter and $3.7 million on a year-to-date basis.

Interest expense for the quarter amounted to $4.6 million compared to $10.4 million last year. The lower interest expense in the fourth quarter resulted from strong cash flow, lower interest rates and the full year benefit of interest on the note receivable issued last year on the sale of certain Cleaning Technology businesses and the amortization of a gain on a currency swap. Year-to-date interest expense was $30.4 million versus $22.7 million in fiscal 2002. This increase in interest expense resulted from a higher debt level following the strategic investments made last year and the further expansion of the installed base of civil simulators delivering training.

Revenue

Consolidated revenue for the fourth quarter of $312.2 million was 11% lower than the $349.2 million generated in the prior year. Marine revenue climbed 49%, while Civil and Military revenue decreased by 16% and 18% respectively. Year-to-date consolidated revenue reached $1,130.5 million, flat compared to last year, with an increase of 40% in Marine, while Military and Civil slightly contracted, by 3% and 5% respectively.

CAE  /  4th quarter report 2003  /  page.05

Discontinued Operations

CAE reported a loss from discontinued operations of $13.8 million for the fourth quarter and the fiscal year compared to a $3.9 million loss in the fourth quarter of 2002 and a gain of $1.1 million in fiscal 2002. Approximately one-half of the amount relates to post-closing adjustments from three divestments: the Pulp and Paper division of the Forestry Systems Group that was the subject of a publicly-offered Income Trust; and the sale of CAE Ransohoff and CAE Ultrasonics, both of which occurred in the fourth quarter of fiscal 2002. The balance of the loss is based on the divestitures of the remaining Cleaning Technology and Forestry Systems businesses, particularly the reduced value of the Vancouver, British Columbia-located Oriented Strand Board Forestry Systems business, due to market deterioration.

As at March 31, 2002, CAE had five businesses yet to divest - two in forestry and three in cleaning. During fiscal 2003, CAE completed the sale of its U.K. cleaning technology operations (June 28, 2002) and the sale of the sawmill business (August 16, 2002) within its Forestry Group. Subsequent to year-end 2003, CAE completed the sale of its remaining Oriented Strand Board Forestry Systems business to TD Capital on May 6, 2003; and the sale of its German cleaning operations on May 7, 2003 to a German financial buyer. Under the Oriented Strand Board agreement, CAE could receive further proceeds dependent on the performance of the business over the next 29 months to which CAE has ascribed no value. The Company is also in exclusive negotiations to sell the remaining Cleaning Technology business, Alpheus, located in Rancho Cucamonga, California. It is expected that this transaction will be completed during the first quarter of fiscal 2004.

Net Earnings

Consolidated net earnings of $25.2 million for the quarter and $117.2 million year-to-date reflected 13.8 million of losses from discontinued operations. In fiscal 2002, the latter showed a loss of $3.9 million in the fourth quarter and contributed $1.1 million year-to-date.

Cash Flow

CAE had very strong cash flow in the fourth quarter resulting in a reduction of long-term debt of $178.8 million. This reduction was achieved by cash flow generated from operations including a reduction of non-cash working capital of $67.4 million, proceeds of $34.8 million from the sale and leaseback of two full flight simulators and a reduction of cash and short term investments of $57.5 million. Capital expenditures for the quarter and the year were $56.0 million and $238.9 million respectively, the majority of which was used to support the expansion of CAE's Civil training network. As at March 31, 2003, CAE's net debt (long-term debt less cash and short term investments) amounted to $791.7 million compared to $913.0 million at December 31, 2002 and $816.4 million at March 31, 2002.

Backlog

CAE's order backlog at March 31, 2003, was $2.3 billion, down slightly from the previous quarter end.

Capital Resources and Liquidity

The Company's financing needs are met through internally generated cash flow, availability under credit facilities and direct access to capital markets for additional long-term capital resources of debt and equity. The Company considers that its present capital resources and credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit CAE and certain designated subsidiaries to borrow funds directly for operating, general and corporate purposes. The total available amount is $872.8 million, of which 52% ($ 451.9 million) was utilized at March 31, 2003. Of this amount, $51.4 million was drawn from a revolving credit facility maturing in June 2003. CAE has adequate resources under its other credit facilities to repay this amount and as a result it is not classified as a current obligation. The Company is in full compliance with all bank covenants at the end of the fourth quarter, and has the ability to draw under non-committed operating lines $93.2 million, of which $45.2 million is utilized.

Financial instruments are used from time to time to manage short-term interest rate fluctuations on underlying credit facilities borrowings. Long-term obligations are generally structured with fixed rates and maturities that will reduce its refinancing risk.

Civil Simulation and Training

CAE's Civil Simulation and Training business is a world leader in the design and production of commercial flight simulators, visual systems and a world-leading supplier of integrated aviation training solutions. As at March 31, 2003 CAE has an installed base of 89 FFS (59 FFS as at March 31, 2002) at 20 locations on four continents, making it the second largest independent training company in the world in each segment - business aircraft, regional jets and wide body aircraft. CAE also remains the leader in selling FFS.

Review of Operations

During the fourth quarter, CAE sold three Airbus A320 FFS - one to Air France, a second FFS to Shanghaibased China Eastern Airlines, and a third to South African Airways for $52 million.

CAE received a contract for a Boeing B737NG FFS from the U.S. Federal Aviation Administration. Lufthansa Flight Training also selected CAE for the provision of an enhanced version of an Airbus A330- 300 FFS. These two contracts are valued at approximately $35 million.

CAE received its first FAA flight training device (FTD) Level 4 qualification for a CAE Simfinity™ Integrated Procedures Trainer (IPT). The IPT was qualified as a Bombardier CRJ200 FTD as part of Atlantic Coast Airlines aviation training program.

CAE and Emirates signed new training agreements worth approximately $3 million with Kuwait Airways, Oman Air and Jet Aviation of Switzerland for the recently inaugurated Emirates-CAE Flight Training facility in Dubai.

CAE and Airbus signed a three-year agreement for training services with JetBlue Airways, who will acquire three CAE-supplied FTDs. The total value of the contracts, including training within the CAE-Airbus cooperation network, is estimated at $28 million.

CAE signed a $30 million agreement with Airbus for the purchase of 20 CAE Simfinity™ Maintenance/ Flight Training Devices (M/FTDs) to be integrated into the Airbus aviation training program. Airbus will also procure annual update services from CAE for these M/FTDs.

CAE and China Southern Airlines, through the joint venture Zhuhai Xiang Yi Aviation Technology Co. Ltd., which is 49% owned by CAE, formally opened its training facilities at China Southern's Zhuhai flight base in Guangdong, China. The joint venture will initially offer training for carriers operating Boeing 737NG, 737-300, 777 and 757-200, along with Airbus A320 aircraft.

CAE  /  4th quarter report 2003  /  page.07

CAE's new aviation training facility in Mesa, a suburb of Phoenix, Arizona, is now operational. The new US$20 million facility is ready for training pilots from Mesa Air Group and other customers, with two regional jet FFS: an Embraer ERJ-145 FFS and a Bombardier CRJ200/700/900 convertible simulator.

Financial Results

(amounts in millions, except operating margins)		Q4-2003	Q3-2003	Q2-2003	Q1-2003	Q4-2002
Revenue		$137.7	139.6	104.4	135.5	164.9
Operating earnings		$29.5	29.2	19.9	37.7	42.4
Operating margins	%	21.4	20.9	19.1	27.8	25.7
Backlog		$418.0	416.1	424.8	489.3	641.2

Revenue for the quarter of $137.7 million was $27.2 million or 16% below last year. This decrease was attributable to the weak market for equipment sales partially offset by increased training revenue. Year-to-date revenue of $517.2 million was 5% below last year's level.

Operating earnings for the quarter of $29.5 million were $12.9 million or 30% below last year while year-to-date operating earnings of $116.2 million were $35.6 million or 23% below last year. These decreases are primarily due to lower FFS sales and the accounting for sale and leaseback financing, partially offset by the growing aviation training network.

The backlog at the end of March increased to $418.0 million from $416.1 million in December. The lower backlog levels compared to earlier prior periods also reflects the fact that much of the training services business is not covered by long-term contracts and thus has no backlog amount associated with it.

Outlook

CAE expects significant growth in its Civil training business, having increased its installed base by 50% during fiscal 2003 from 59 FFS to 89 FFS. Revenue from training in fiscal 2003 represented approximately 50% of Civil's total revenue. Today CAE is the only integrated provider of a complete training solution including lower level training devices, courseware and curriculum, web-based training solutions and the most sophisticated FFS.

CAE expects to maintain its commanding leadership position for competed sales of civil simulation and visual systems due to its focus on customer relationships, its commitment to innovation and technology, product quality, reliability and efficiency, and its continuing efforts to shorten delivery cycles through process improvements. CAE anticipates increasing its advantage in lead-time, cost, quality and reputation for performance through operational improvements and research and development (R&D) programs.

The biggest challenge facing CAE is market uncertainty. The events of September 11, the war on Iraq and now SARS have had an extremely negative impact on commercial airlines, on aircraft manufacturers and, by extension, on CAE, which to some degree is dependent on the health and success of those industries. In particular, the sale of equipment has been impacted as airline customers delay delivery of new aircraft and thus simulators. Equipment orders were one-half of what they were in fiscal 2002, which in turn were below the prior year. We expect the total sales in fiscal 2004 to be consistent with that of fiscal 2003.

Military Simulation and Training

CAE's Military business is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training is developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European weapon systems. The customer base is extensive as well, CAE having made sales to over 30 countries globally.

Review of operations

The CAE/Lockheed Martin Aeronautics Company team was awarded a $20 million contract to design and build a C-130J Fuselage Trainer for the US Air Force. The Fuselage Trainer will be delivered to Little Rock Air Force Base (AFB) and will be ready for training in May 2005. This contract further strengthens the strategic importance of the C-130J Maintenance and Aircrew Training System (MATS). Under the C-130J MATS, CAE was also awarded contracts of $33 million during the third quarter of fiscal 2003.

CAE will be upgrading the Royal Australian Navy's S-70B-2 Seahawk Mission Simulator with the CAE Medallion-S™ visual system. The current visual system will be upgraded under CAE's existing contract to support the Seahawk simulator on-site at the Naval Air Station Nowra on the New South Wales coast, near Sydney. The upgraded system is scheduled to be ready for training early in 2004. This marked another significant step in the acceptance of CAE Medallion-S™ as the premier visual system for military forces worldwide, for both new and upgrade applications

Financial Results

(amounts in millions, except operating margins)		Q4-2003	Q3-2003	Q2-2003	Q1-2003	Q4-2002
Revenue		$123.8	107.4	108.6	106.0	150.2
Operating earnings		$22.1	16.7	16.2	18.7	20.5
Operating margins	%	17.9	15.5	15.0	17.6	13.6
Backlog		$1,235.3	1,347.5	1,310.9	1,334.0	1,378.3

Revenue of $123.8 million for the quarter was $26.4 million or 18% below last year. Year-to-date revenue of $445.7 million was similar to last year's level. Revenue growth has been affected by delays in the award of several programs.

Operating earnings of $22.1 million this quarter were $1.6 million or 8% above last year. Year-to-date operating earnings, however, at $73.6 million, were 12% or $8.0 million above last year representing further margin improvements through productivity gains, and benefits from integration at the Tampa, U.S. location. Through the integration of the Tampa operation CAE has reduced the cost to complete certain programs from their initial estimates at the time of acquisition by $8.0 million, which favourably impacted operating margins this year and for the quarter where approximately one half of that benefit was realized.

Backlog at $1.2 billion is slightly below the prior quarter due to delays in program awards.

CAE  /  4th quarter report 2003  /  page.09

Outlook

The military simulation and training market is driven by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through continued operational improvements and research and development programs.

The near term growth will be dependent on the Company's success on major programs - the U.S. Army's Flight School XXI (12 year program valued in excess of $1 billion), the Canadian CF-18 upgrade, U.K. Armored Vehicle training program ($1.5 billion over 30 years) and involvement with the NH-90 helicopter program in Europe.

In addition to these major programs, Military will continue to expand its training services business and capitalize on the increase in defense and security spending particularly in the U.S.

Marine Controls

CAE's Marine Controls business is a world leader in the supply of automation and controls system for the naval and commercial market, having been selected for the provision of controls for more than 130 warships in 18 navies. The system monitors and controls the propulsion, electrical steering, ancillary, auxiliary and damage control systems of naval ships. The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year U.K. Royal Navy Astute Class Submarine Training program awarded in fiscal 2002 and submarine training in Canada. The business also designs and manufactures power plant training simulators.

Review of operations

CAE was selected by the ARGE K130 consortium to provide Integrated Monitoring and Control Systems for the German Navy's new K130 Corvettes. The approximate value of the contract is $23 million. The ARGE K130 Consortium which comprises three German shipyards: Blohm+Voss, Fr. Lürssen Werft, and Thyssen Nordseewerke, was contracted by the Federal German Office for Defence Technology and Procurement (BWB) to supply the first batch of five corvettes in a planned total of 15 ships.

CAE was awarded a $6.0M contract by Northrop Grumman - Newport News Shipbuilding for the integration of the hardware and software for the US Navy's Joint Operational & Control Electrical Network (JOCELN) program. Over the past five years, CAE has been awarded three such separate contracts. JOCELN is a multi-phased program for a next generation Electrical Control System on-board the US Navy's CVN 77 Aircraft Carrier. The electrical plant control system is a sub-system of CAE's Integrated Platform Management System, which has been installed on several classes of US Navy Ships.

Financial Results

(amounts in millions, except operating margins)		Q4-2003	Q3-2003	Q2-2003	Q1-2003	Q4-2002
Revenue		$50.7	43.3	39.3	34.3	34.1
Operating earnings		$8.9	9.3	7.2	6.4	8.2
Operating margins	%	17.6	21.5	18.3	18.7	24.0
Backlog		$628.5	677.0	685.5	694.8	676.3

Revenue for the quarter at $50.7 million was 49% higher than last year and year-to-date revenue at $167.6 million reflected a 40% improvement over last year. These increases were attributable to the organic growth of the naval controls business, the contribution from both the United Kingdom's Astute submarine training project and the Royal Malaysian Navy patrol vessel projects.

Operating earnings for the quarter of $8.9 million were 9% ahead of last year, with year-to-date operating earnings of $31.8 million representing a 35% increase.

Backlog reached $628.5 million, a 7% decrease from the prior quarter.

Outlook

With its significant installed base, the long term training contract for the U.K. Astute Submarine and the possibilities of further options to build additional ships on several of its programs, the business is well positioned to continue its growth in both the Naval and Commercial market.

CAE  /  4th quarter report 2003  /  page.11

Consolidated Balance Sheets

(amounts in millions of Canadian dollars)	as at March 31 2003 (unaudited)	as at March 31 2002 (restated)
Assets
Current Assets
Cash and cash equivalents	$17.1	$88.8
Short-term investments	2.6	21.3
Accounts receivable	373.1	378.2
Inventories	136.3	130.9
Prepaid expenses	14.0	9.9
Income taxes recoverable	25.7	15.8
Future income taxes	3.5	28.9
	572.3	673.8
Restricted cash	14.4	15.6
Assets of discontinued operations (note 3)	50.0	123.8
Property, plant and equipment, net	930.4	838.5
Future income taxes	85.7	74.1
Intangible assets	171.7	163.4
Goodwill	366.8	375.5
Other assets	165.2	113.7
	$2,356.5	$2,378.4

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$413.3	$420.5
Deposits on contracts	101.2	189.1
Long-term debt due within one year	13.4	37.5
Future income taxes	42.4	50.4
	570.3	697.5
Liabilities of discontinued operations (note 3)	17.9	40.5
Long-term debt	798.0	889.0
Long-term liabilities	139.6	73.7
Future income taxes	80.5	65.6
	1,606.3	1,766.3
Shareholders' equity
Capital stock	190.5	186.8
Retained earnings	531.2	440.4
Currency Translation adjustment	28.5	(15.1)
	750.2	612.1
	$2,356.5	$2,378.4

Consolidated Statements of Earnings

	three months ended March 31 (unaudited)		twelve months ended March 31 (unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	2003	2002 (restated)	2003	2002 (restated)
Revenue
Civil Simulation and Training	$137.7	$164.9	$517.2	$545.2
Military Simulation and Training	123.8	150.2	445.7	461.8
Marine Controls	50.7	34.1	167.6	119.5
	$312.2	$349.2	$1,130.5	$1,126.5
Operating earnings
Civil Simulation and Training	$29.5	$42.4	$116.2	$151.8
Military Simulation and Training	22.1	20.5	73.6	65.6
Marine Controls	8.9	8.2	31.8	23.6
Earnings from continuing operations before interest and taxes	60.5	71.1	221.6	241.0
Interest expense (income), net	4.6	10.4	30.4	22.7
Earnings from continuing operations before income taxes	55.9	60.7	191.2	218.3
Income taxes	16.9	19.5	60.2	69.9
Earnings from continuing operations	$39.0	$41.2	$131.0	$148.4
Results of discontinued operations	(13.8)	(3.9)	(13.8)	1.1
Net earnings	$25.2	$37.3	$117.2	$149.5
Earnings and diluted earnings per share from continuing operations	$0.18	$0.19	$0.60	$0.68
Net earnings and diluted net earnings per share	$0.11	$0.17	$0.53	$0.69
Average number of shares outstanding	219.4	217.6	219.4	217.6

Consolidated Statements of Retained Earnings

	three months ended March 31 (unaudited)		twelve months ended March 31 (unaudited)
(amounts in millions)	2003	2002 (restated)	2003	2002 (restated)
Retained earnings at beginning of period	$512.7	$409.7	$446.8	$321.2
Adjustments for changes in accounting policies (note 1)	-	-	(6.4)	(5.3)
Net Earnings	25.2	37.3	117.2	149.5
Dividends	(6.7)	(6.6)	(26.4)	(25.0)
Retained earnings at end of period	$531.2	$440.4	$531.2	$440.4

CAE  /  4th quarter report 2003  /  page.13

Consolidated Statements of Cash Flow

	three months ended March 31 (unaudited)		twelve months ended March 31 (unaudited)
(amounts in millions of Canadian dollars)	2003	2002 (restated)	2003	2002 (restated)
Operating activities
Earnings from continuing operations	$39.0	$41.2	$131.0	$148.4
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization	20.0	17.6	70.6	43.1
Future income taxes	8.9	(6.7)	18.8	7.1
Investment tax credit	(4.0)	(4.7)	(18.6)	(19.0)
Other	(8.9)	2.4	(18.7)	1.1
Increase (decrease) in non-cash working capital (note 4)	67.4	54.3	(38.5)	(7.6)
Net cash provided by continuing operating activities	122.4	104.1	144.6	173.1

Investing activities
Purchase of businesses (note 2)	(2.8)	-	(2.8)	(757.6)
Proceeds from disposition of businesses	-	176.7	25.0	187.1
Short-term investments	5.7	(21.3)	18.8	101.5
Capital expenditures	(56.0)	(62.6)	(238.9)	(249.6)
Proceeds from sale and leaseback of assets	34.8	-	127.0	42.6
Development costs	2.2	(5.0)	(13.3)	(31.1)
Deferred pre-operating costs	(2.8)	(3.9)	(10.7)	(15.1)
Other assets	(12.2)	(14.4)	(27.5)	(33.0)
Net cash provided by (used in) continuing investing activities	(31.1)	69.5	(122.4)	(755.2)
Financing activities
Proceeds of long term debt	19.6	69.6	270.0	755.8
Repayments of long term debt	(147.7)	(193.6)	(326.3)	(195.6)
Dividends paid	(6.5)	(6.4)	(26.1)	(24.8)
Common stock issuance	0.2	2.7	4.0	6.1
Other	(4.6)	0.1	(14.1)	(2.3)
Net cash provided by (used in) continuing financing activities	(139.0)	(127.6)	(92.5)	539.2
Net cash used in discontinued activities (note 3)	(11.4)	(13.7)	(3.6)	(24.5)
Effect of foreign exchange rate changes on cash and cash equivalents	7.3	3.0	2.2	(0.6)
Net increase (decrease) in cash and cash equivalents	(51.8)	35.3	(71.7)	(68.0)
Cash and cash equivalents at beginning of period	68.9	53.3	88.8	156.8
Cash and cash equivalents at end period	$17.1	$88.8	$17.1	$88.8

Notes to the Consolidated Financial Statements

Note 1: Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consistent basis with the Company's annual consolidated financial statements for the year ended March 31, 2002, except as noted below. For a full description of accounting policies, refer to the CAE Annual Report for the year ended March 31, 2002. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosure required by generally accepted accounting principles applicable to annual financial statements.

Effective April 1, 2002, CAE retroactively adopted the amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650, Foreign Currency Translation. The Company no longer amortizes the exchange gains or losses arising on the translation of long-term foreign currency denominated items. Exchange gains or losses arising on translation are included in earnings as incurred. At March 31, 2002, the unamortized exchange loss relating to the existing long-term foreign currency denominated items amounted to $6.4 million (2001 - $5.3 million) net of taxes of $2.8 million (2001 - $2.3 million). Consequently, prior years' financial statements were restated through a charge to fiscal 2002 opening retained earning of $5.3 million, net of $2.3 million of taxes. The effect of the amendments on the fiscal year ended March 31, 2003 is a foreign exchange gain of $6.9 million (2002 - a foreign exchange loss of $1.1 million) net of taxes expense of $3.2 million (2002 - tax recovery of $0.5 million). The effect of the amendments on the three month period ending March 31, 2003 is a foreign exchange gain of $3.1 million (2002 - a foreign exchange gain of $0.3 million) net of taxes expense of $1.4 million (2002 - a tax expense of $0.1 million).

Effective April 1, 2002, CAE prospectively adopted the new recommendations of CICA Section 3870, Stock-based Compensation and Other Stock-based Payments. The standard encourages, but does not require, that the fair value method for valuing stock options be used for transactions with employees. When an enterprise does not use the fair value-based method of accounting, it must disclose pro forma net earnings and pro forma earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost. The Company will continue to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. CAE's practice is to issue options in May of each fiscal year, whereby these options vest gradually over 4 years. During the twelve-month period ended March 31, 2003, the Company granted 1,767,000 options to purchase Common Shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. The following outlines the impact and the assumptions used if the compensation costs for CAE's stock options was determined under the fair value based method of accounting for awards granted after April 1, 2002:

	three months ended March 31, 2003	twelve months ended March 31, 2003
Net earnings, as reported	$25.2	$117.2
Pro forma impact	$(0.5)	$(2.5)
Pro forma net earnings
Pro forma basic and diluted net earnings per share	$24.7	$114.7
	$0.11	$0.52
Assumptions used in Black-Scholes options pricing model:
Dividend yield	1.058%	1.058%
Expected volatility	46.5%	46.5%
Risk-free interest rate	5.26%	5.26%
Expected life (years)	6	6

CAE  /  4th quarter report 2003  /  page.15

During the first quarter of fiscal 2002, the Company adopted CICA Handbook Section 1581, Business Combinations, which requires all business combinations to be accounted for using the purchase method. In addition, any goodwill and intangible assets with indefinite useful lives acquired in a business combination are to be accounted for under CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section requires that goodwill and intangible assets with indefinite useful lives not be amortized. Their fair value is to be assessed annually and, if necessary, written down for any impairment. Intangible assets are recorded at their allocated cost at the date of acquisition of the related operating companies. Amortization is provided, where required, on a straightline basis over their estimated useful lives.

Note 2: Business Acquisitions

On March 31, 2003, the Company completed a technology investment in the marine navigation business by acquiring all of the issued and outstanding shares of the Norway-based Hitec Marine Automation ASA, for cash consideration of NOK13.7 million for the purchase of the shares. The business provides marine navigation products and capabilities for both naval and commercial marine markets. This technology investment complements the Company's existing marine products and capabilities.

During fiscal 2002, CAE completed four strategic acquisitions, two of which accelerated CAE's move into aviation training, one which significantly improved the Company's access to the US defense market and one which provided immediate entry into the commercial marine control systems market. A summary description of each acquisition is as follows:

On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE Systems Flight Simulation and Training Inc. (BAE Systems) located in Tampa, Florida, for total cash consideration of US$76 million. The business has a well-established position in the US defense market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

On August 1, 2001, the Company acquired all of the issued and outstanding shares of Valmarine AS of Norway, for cash consideration of NOK238.6 million and a CAE share issuance of NOK125.4 million, based on the average closing price of CAE's shares for the 10 days prior to August 1st. Valmarine is the global leader for marine control systems for the commercial market. The purchase price is subject to adjustment based on the future performance of the business. Contingent consideration up to a maximum of NOK58 million may be recognized as an additional cost of the purchase when the contingency is resolved.

On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland- based Schreiner Aviation Training B.V. (Schreiner) for total cash consideration of Euro 193.4 million. The business provides simulator and ground-school civil aviation training.

On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, property, plant and equipment in the amount of US$54 million were sold to the vendor and leased back. SimuFlite is the world's second largest provider of business aviation training.

These acquisitions were accounted for under the purchase method and their operating results have been included from the respective acquisition dates.

The net assets acquired are summarized as follows:

(amounts in millions)	BAE Systems	Valmarine AS	Schreiner	Simuflite	HiTec Marine Automation	Total
Current assets	$36.2	$16.5	$15.3	$20.3	$5.6	$93.9
Current liabilities	(65.8)	(8.7)	(37.1)	(14.2)	(10.5)	(136.3)
Property, plant and equipment	59.0	0.5	167.9	265.2	0.1	492.7
Intangible assets
Trade names	-	3.6	-	37.1	-	40.7
Customer Relations	-	6.0	66.0	29.2	-	101.2
Customer contractual agreements	-	1.5	2.2	3.6	-	7.3
Other intangibles	2.5	14.5	-	7.0	1.2	25.2
Goodwill	104.2	37.3	91.2	108.2	1.6	342.5
Future income taxes	36.6	(8.2)	(36.4)	15.1	4.8	11.9
Long-term debt	(17.3)	-	(9.2)	(55.7)	-	(82.2)
Long-term liabilities	(36.1)	-	-	-	-	(36.1)
	119.3	63.0	259.9	415.8	2.8	860.8
Less: - Sale and leaseback of assets	-	-	-	(86.2)	-	(86.2)
- Shares issued	-	(21.1)	-	-	-	(21.1)
Total cash consideration:	$119.3	$41.9	$259.9	$329.6	$2.8	$753.5

 The net assets of Schreiner, SimuFlite and approximately 10% of the net assets of BAE Systems are included in the Civil Simulation and Training Segment. The balance of the net assets of BAE Systems is included in the Military Simulation and Training; Valmarine and Hitec Marine Automation are included in the Marine Controls Segment.

The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

Further to the Company's finalization of the allocation of the purchase prices, there were certain adjustments to the assets and liabilities recorded in fiscal 2003 for three of the businesses acquired in fiscal 2002. For Valmarine, the adjustment related to the final evaluation of other intangible assets. With Schreiner, the adjustment pertained to the accounting for simulators that were being built at the time the acquisition was completed. For the acquisition of SimuFlite, the adjustment resulted from a purchase price arbitration settlement which occurred in 2003.

Note 3: Discontinued Operations

On February 2, 2000, the Board of Directors approved a plan to divest the Cleaning Technologies business segment. On December 18, 2001, the Board also approved a plan to divest the Forestry Systems business segment. As a result, the results of operations for Forestry Systems and its financial position have been reported separately together with the Cleaning Technologies business segment (together the "Discontinued Operations") in the consolidated statements of earnings and the consolidated balance sheets. Previously reported financial statements have been restated and interest expense has been allocated to the Discontinued Operations based on their share of the Company's net assets.

CAE  /  4th quarter report 2003  /  page.17

On February 28, 2002, the Company completed the sale of two of CAE's five Cleaning Technologies operations. The Company sold the shares of CAE Ransohoff Inc., of Cincinnati, Ohio and CAE Ultrasonics Inc., of Jamestown, New York to the management of these operations. The total consideration was initially US$21.4 million, comprised of US$9.2 million cash and a holdback of US$1.6 million payable 120 days from closing with the balance in the form of a long term subordinated note receivable. The total consideration was subject to adjustment based on an audit of the closing statement of financial position. In fiscal 2003, the audit was completed resulting in an adjustment to previously recorded consideration of $3.3 million with a corresponding reduction in the holdback and a reduction in the long-term subordinated note.

On March 28, 2002, CAE completed the sale of its fiber screening business to the Advanced Fiber Income Fund (AFT) for cash proceeds of $162.0 million. Following the closing of this transaction, certain issues arose in connection with the income tax planning with respect to the foreign operations of AFT, and the partial termination of its defined benefit pension plan for the transferred employees. CAE recorded in its Loss for Discontinued Operations in fiscal 2003 an after tax cost of $3.2 million for these adjustments.

On June 28, 2002, CAE sold the shares of CAE Cleaning Technologies Plc to the management of these operations for a note receivable of $1.2 million.

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for a cash consideration of $25.0 million and a further estimated payment at $10.0 million based on the operating performance of the company in the three year period from closing. This amount is included in the current assets of the Discontinued Operations.

Subsequent to March 31, 2003, CAE completed the sale of its remaining Forestry Systems segment and the sale of its German Cleaning Technologies operations (May 6 and May 7 respectively). In addition, CAE is in exclusive negotiations for the sale of its one remaining Cleaning Technologies business. CAE has adjusted the carrying value of its Discontinued Operations to reflect these agreements.

Summarized financial information for the discontinued operations is as follows:

	three months ended March 31 (unaudited)		twelve months ended March 31 (unaudited)
(amounts in millions)	2003	2002 (restated)	2003	2002 (restated)
Revenue
Cleaning Technologies	$13.4	$19.7	$72.0	$86.5
Forestry Systems:	2.3	43.3	20.8	193.5
Net earnings (loss) from Forestry Systems prior to measurement date, net of tax (recovery) (2002-YTD $4.0;QTR -($8.2)	-	(0.4)	-	8.5
Net earnings (loss) from Forestry Systems after measurement date, net of tax (YTD- 2003 - $3.0; 2002 -$15.2; (QTR - 2003 - $3.0; 2002 -$15.2)	(7.2)	17.7	(7.2)	17.7
Net earnings (loss) from Cleaning technologies after measurement date, net of tax recovery (YTD- 2003 - $7.7; 2002 -$7.3; (QTR - 2003 - $7.7; 2002 -$7.3)	(6.6)	(21.2)	(6.6)	(25.1)
Results from discontinued operations	$(13.8)	$(3.9)	$(13.8)	$1.1

	as at March 31, 2003		as at March 31,2002
	(unaudited)		(audited)
(amounts in millions)	Forestry Systems	Cleaning Technologies	Forestry Systems	Cleaning Technologies
Current assets	$11.5	$7.9	$40.8	$20.8
Property, plant and equipment, net	2.7	3.7	15.7	5.4
Goodwill	16.0	4.8	30.2	9.2
Other assets	0.8	2.6	0.6	1.1
	31.0	19.0	87.3	36.5
Assets of discontinued operations		$50.0		$123.8
Current liabilities	12.8	0.1	26.4	13.7
Other liabilities	0.9	4.1	0.4	-
	$13.7	$4.2	$26.8	$13.7
Liabilities of discontinued operations		$17.9		$40.5

Note 4: Supplementary Information

Cash provided by (used in) non-cash working capital:

	three months ended March 31 (unaudited)		twelve months ended March 31 (unaudited)
(amounts in millions)	2003	2002	2003	2002
Accounts receivable	$5.4	$(11.4)	$22.3	$(50.4)
Inventories	9.5	(4.2)	(1.4)	(23.8)
Prepaid expenses	(6.1)	(4.7)	(6.0)	1.9
accounts payable and accrued liabilities	74.9	61.8	14.8	27.9
Deposits on contracts	(10.7)	(8.8)	(91.3)	(0.1)
Income taxes recoverable	(5.6)	21.6	23.1	36.9
Increase (decrease) in non cash working capital	$67.4	$54.3	$(38.5)	$(7.6)

Interest Paid	$15.1	$4.2	$38.8	$25.3
Income taxes paid (recovered)	$4.3	$(1.3)	$3.5	$8.2

Foreign exchange gain (loss)	$(1.8)	$1.2	$6.1	$(1.2)

Note 5: Business and Geographic Segments

The Company's significant business segments include:

(i)  Civil Simulation and Training - a world-leading supplier of civil flight simulators and       visual  systems, and provider of business and civil aviation training.

(ii) Military Simulation - a premier supplier of military flight and land-based simulators, visual systems and training systems.

(iii) Marine Controls - a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on operating earnings before interest and income taxes and uses capital employed to assess resources allocated to each

CAE  /  4th quarter report 2003  /  page.19

segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and contingent consideration due on acquisitions included in other long-term liabilities.

Financial information on the Company's operating segments is shown in the following table:

Business Segments	as at March 31 2003 (unaudited)	as at March 31 2002 (restated)
Capital employed
Civil Simulation and Training	$1,156.9	$1,057.3
Military Simulation and Training	247.7	187.3
Marine Controls	122.9	86.0
Other	(9.7)	11.8
Total capital employed	$1,517.8	$1,342.4
Cash	17.1	88.8
Short-term investments	2.6	21.3
Income taxes recoverable	25.7	15.8
Accounts payable and accrued liabilities	413.3	420.5
Deposits on contract	101.2	189.1
Future income taxes - short term	3.5	28.9
Future income taxes - long term	85.7	74.1
Long-term liabilities	139.6	73.7
Assets of discontinued operations	50.0	123.8
Total assets	$2,356.5	$2,378.4

Total assets by segment
Civil Simulation and Training	$1,474.3	$1,380.9
Military Simulation and Training	442.6	444.6
Marine Controls	214.8	165.1
Other	224.8	387.8
	2,356.5	2,378.4
Additions and adjustments to goodwill
Civil Simulation and Training	$(4.9)	$217.8
Military Simulation and Training	(7.1)	96.1
Marine Controls	3.3	43.1
	$(8.7)	$357.0
Additions and adjustments to intangible assets
Civil Simulation and Training	$6.2	$144.2
Military Simulation and Training	(0.2)	2.5
Marine Controls	12.0	19.7
	$18.0	$166.4

Business Segments (continued)	three months ended March 31 (unaudited)		twelve months ended March 31 (unaudited)
	2003	2002	2003	2002
Capital expenditures
Civil Simulation and Training	$47.4	$54.6	$207.0	$216.7
Military Simulation and Training	7.5	4.3	12.1	14.1
Marine Controls	1.1	3.7	19.8	18.8
	$56.0	$62.6	$238.9	$249.6
Amortization of property, plant and equipment
Civil Simulation and Training	$11.5	$10.5	$37.8	$24.4
Military Simulation and Training	2.7	2.2	11.0	10.9
Marine Controls	0.8	0.6	3.0	1.6
Other	0.3	0.1	0.3	0.1
	$15.3	$13.4	$52.1	$37.0
Amortization of intangible assets
Civil Simulation and Training	$1.8	$2.7	$7.5	$2.7
Military Simulation and Training	0.2	-	0.2	-
Marine Controls	0.4	0.3	2.0	0.3
	$2.4	$3.0	$9.7	$3.0
Amortization of other assets
Civil Simulation and Training	$-	$2.5	$5.3	$2.5
Military Simulation and Training	0.4	0.6	1.6	0.6
Marine	-	-	-	-
Other	1.9	-	1.9	-
	$2.3	$3.1	$8.8	$3.1
Revenue form external customers based on their location
Canada	$24.9	$21.0	$89.0	$102.7
United States	79.6	107.0	329.5	347.0
United Kingdom	32.7	35.4	149.7	127.4
Germany	42.8	22.5	119.1	91.2
Other European countries	44.9	49.8	156.2	173.8
Other countries	87.3	113.6	287.0	284.4
	$312.2	$349.2	$1,130.5	$1,126.5

CAE logo

www.cae.com